
02003428


RECEIVED
MAR 0 4 2002
340

BB 3/6

SECURI[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Cherry Street, Suite D
(No. and Street)

Columbia, MO 65201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Chamberlain 573-449-3741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, P.C.
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows Rd., Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay A. Chamberlain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William C. Oliver
Notary Public State of Missouri
County of Boone
My Commission Expires 12-18-2004

Signature

CPA
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Schedule I)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note G)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note H)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

LaBrunerie Financial Services, Inc.

December 31, 2001

LaBrunerie Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2001

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

We have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. (a Missouri S-corporation) as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 10 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Moore, Horton & Carlson, P.C.

Columbia, Missouri
February 13, 2002

LaBrunerie Financial Services, Inc.

BALANCE SHEET

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash in bank	$14,028.67
OTHER ASSETS	
Brokerage account (unrestricted)--Note C	154.87
Brokerage account (restricted)--Note C	10,000.00
Available for sale investments--Note E	54,298.07
	64,452.94
PLANT AND EQUIPMENT	
Office furniture	15,033.58
Less accumulated depreciation	13,181.53
	1,852.05
	$80,333.66

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued payroll taxes	$ 230.49
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000.00
Paid in capital	69,130.00
Retained earnings	12,952.35
Accumulated other comprehensive loss	(4,979.18)
	80,103.17
	$80,333.66

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF INCOME

Year ended December 31, 2001

Sales		$417,046.89
Commissions		333,437.20
	GROSS PROFIT	83,609.69
Overhead Expenses		
Accounting		8,580.00
Advertising		1,037.88
Attorney fees		1,160.50
Bank charges		12.16
Books		3,048.56
Brokerage fees		419.39
Computer supplies		3,579.41
Contract labor		714.00
Contributions		286.00
Depreciation		1,380.00
Dues and subscriptions		614.64
Examinations		3,195.00
Fines and penalties		5.00
Insurance		1,796.87
Memberships		750.00
Miscellaneous		1,013.39
Office expense		2,242.43
Parking		1,178.51
Payroll		28,603.42
Payroll taxes		2,546.97
Postage		5,928.34
Rent		7,200.00
Taxes and licenses		457.50
Telephone		7,131.82
Travel and entertainment		150.00
	TOTAL OVERHEAD EXPENSES	83,031.79
	OPERATING INCOME	577.90
Other Income		
Interest income		928.19
Dividends		48.51
Miscellaneous		677.49
	TOTAL OTHER INCOME	1,654.19
	NET INCOME	$ 2,232.09

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2000	$3,000.00	$69,130.00	$10,720.26	$ 990.37	$83,840.63
Net income	---	---	2,232.09	---	2,232.09
Change in unrealized holding gains (losses)	---	---	---	(5,969.55)	(5,969.55)
BALANCE AT DECEMBER 31, 2001	$3,000.00	$69,130.00	$12,952.35	$(4,979.18)	$ 80,103.17

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,232.09
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,380.00
Decrease in accounts payable	(535.15)
Decrease in accrued payroll tax	(1,017.33)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,059.61
CASH FLOWS USED IN INVESTING ACTIVITIES	
Increase in available-for-sale	(48.51)
CHANGE IN CASH AND CASH EQUIVALENTS	2,011.10
Cash and cash equivalents at beginning of year	22,172.44
CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,183.54

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2001. Non-cash transactions included an increase in the unrealized loss on investments of $5,969.55.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The company was incorporated on September 8, 1994 and provides financial services for its clients, including the sale and purchase of securities, life insurance and other related products. Revenues and expenses consist primarily of commissions received and paid. The majority of these commissions are from scheduled contributions to retirement contracts.

Basis of Accounting: The company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale for securities transactions and new retirement contracts. Commissions payable and receivable are not booked on scheduled contributions to existing retirement contracts. On these transactions sales are recognized when received and commissions are recognized when paid. There were no commissions payable or receivable at December 31, 2001.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated.

NOTE B--RELATED PARTY TRANSACTIONS

Ferd and Alex LaBrunerie are each 50% shareholder and serve as directors and officers of the Company. Commissions paid to related parties were:

Ferd LaBrunerie	$150,171.00
Alex LaBrunerie	166,811.00

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2001 was $10,154.87. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--LEASES

The Company leases office space for $600 per month. The lease expires February 28, 2003. Minimum lease payments are:

2002	$7,200.00
2003	1,200.00
	$8,400.00

NOTE E--INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2001 investments consisted of:

	Amortized Cost	Gross Unrealized Gains/(Losses)	Fair Value
Zurich Money Market Fund	$25,000.00	$ ---	$25,000.00
Fidelity Growth Opportunity Fund	7,195.27	(1,855.49)	5,339.78
Fidelity Equity Growth Fund	7,884.47	(2,967.51)	4,916.96
Hancock Tech Fund	6,195.18	(4,141.96)	2,053.22
Janus Worldwide Fund	6,668.08	846.89	7,514.97
T Rowe Price Mid Cap Growth Fund	6,334.25	3,138.89	9,473.14
	$59,277.25	$(4,979.18)	$54,298.07

NOTE E--INVESTMENTS - Cont'd

	Beginning Fair Value	Dividends	Market Change	Ending Fair Value
Zurich Money Market Fund	$25,000.00	$ ---	$ ---	$25,000.00
Fidelity Growth Opportunity Fund	6,292.14	40.57	(992.93)	5,339.78
Fidelity Equity Growth Fund	6,010.43	5.04	(1,098.51)	4,916.96
Hancock Tech Fund	3,605.65	---	(1,552.43)	2,053.22
Janus Worldwide Fund	9,743.98	2.90	(2,231.91)	7,514.97
T Rowe Price Mid Cap Growth Fund	9,566.91	---	(93.77)	9,473.14
	$60,219.11	$48.51	$(5,969.55)	$54,298.07

An unrealized loss of $5,969.55 has been charged to other comprehensive income for the year ended December 31, 2001.

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced (haircut) as follows:

Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2001 these amounts were:

	Fair Market Value	Haircut
Money Market Funds:		
Zurich Money Market Fund	$25,000.00	$ 500.00
Brokerage account	10,154.87	202.49
Mutual Funds:		
Fidelity Growth Opportunity Fund	5,339.78	800.96
Fidelity Equity Growth Fund	4,916.96	737.54
Hancock Tech Fund	2,053.22	307.98
Janus Worldwide Fund	7,514.97	1,127.24
T Rowe Price Mid Cap Growth Fund	9,473.14	1,420.97
	$64,452.94	$5,097.18

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE F–NET CAPITAL REQUIERMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00. On December 31, 2001 the Company had net capital of $73,202.45. ($23,202.45 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 0.31% (0.0031).

NOTE G--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2001, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE H--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2001 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

LaBrunerie Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

December 31, 2001

NET CAPITAL	
Ownership Equity	$80,151.68
Less non-allowable assets - net fixed assets	1,852.05
TOTAL ALLOWABLE CAPITAL	78,299.63
Less Haircuts on Investments--Note E	5,097.18
TOTAL NET CAPITAL	73,202.45
MINIMUM NET CAPITAL REQUIREMENT--Note F	(50,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$23,202.45
TOTAL AGGREGATE INDEBTEDNESS	$ 230.49
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.31%

See independent auditors' report